Mail Stop 4561   November 21, 2008

Gary M. Adams
Chief Financial Officer
ECB Bancorp, Inc.
Post Office Box 337
Engelhard, North Carolina 27824

   Re: ECB Bancorp, Inc.
     Schedule 14A
     Filed November 5, 2008
     File No. 000-24753

Dear Mr. Adams:

   We have completed our review of your Schedule 14A and related filings and have no further comments at this time.

            Sincerely,

            William Friar
            Senior Financial Analyst